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                          November 27, 2020

       Steven C. Quay
       Chairman, Chief Executive Officer and President
       Atossa Therapeutics, Inc.
       107 Spring Street
       Seattle, WA 98104

                                                        Re: Atossa
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 20,
2020
                                                            File No. 333-250820

       Dear Mr. Quay:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact David
Gessert at 202-551-2326 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences